UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-11313
CKE Restaurants, Inc.
(Exact name of registrant as specified in its charter)
6307 Carpinteria Ave., Ste. A
Carpinteria, California 93013
(805)745-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
4% Convertible Subordinated Notes due 2023
(Title of each class of securities covered by this Form)
Common Stock, $.01 par value
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:           0

     Pursuant to the requirements of the Securities Exchange Act of 1934, CKE Restaurants, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CKE RESTAURANTS, INC.
Date: October 3, 2008	By:	/s/ Theodore Abajian
Theodore Abajian
Executive Vice President and Chief Financial Officer